

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR

     Re: InterContinental Hotels Group PLC
         Form 20-F for fiscal year ended December 31, 2021
         Filed March 3, 2022
         File No. 001-10409

Dear Mr. Edgecliffe-Johnson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction